Livie and Luca

BALANCE SHEET

As of December 31, 2019

	JAN - DEC 2016	JAN - DEC 2017	JAN - DEC 2018	JAN - DEC 2019
ASSETS				
Current Assets				
Bank Accounts	$102,029.55	$769,189.44	$1,667,984.33	$755,728.80
Accounts Receivable	$201,558.33	$96,188.87	$120,821.71	$169,212.75
Other Current Assets				
*Undeposited Funds	0.00	0.00	0.00	0.00
Inventory	265,888.30	697,122.36	660,014.30	1,000,872.27
Other Receivables			0.00	0.00
Prepaid Expenses	0.00	0.00	10,092.00	17,018.36
Prepaid Inventory		59,460.20	41,545.00	270,179.20
Uncategorized Asset				0.00
Total Other Current Assets	**$265,888.30**	**$756,582.56**	**$711,651.30**	**$1,288,069.83**
Total Current Assets	**$569,476.18**	**$1,621,960.87**	**$2,500,457.34**	**$2,213,011.38**
Fixed Assets	$17,607.47	$17,618.34	$0.00	$4,632.95
Other Assets				
Accumulated Amortization	-9,622.00	-9,622.00	-16,753.00	-32,073.00
Loan Costs	32,073.49	32,073.49	32,073.49	32,073.49
Security Deposit	2,070.00	2,406.66	2,406.66	2,406.66
Software	2,197.74	2,197.74	2,197.74	400.00
Total Other Assets	**$26,719.23**	**$27,055.89**	**$19,924.89**	**$2,807.15**
TOTAL ASSETS	**$613,802.88**	**$1,666,635.10**	**$2,520,382.23**	**$2,220,451.48**
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable	$39,740.59	$41,769.88	$61,629.63	$140,574.66
Credit Cards	$98,248.03	$86,843.43	$190,990.54	$293,192.44
Other Current Liabilities				
Accruals	216.00	29,339.33	30,024.51	23,682.05
Accrued Expenses				8,814.12
Current Portion of Loan- HBC			81,292.86	77,667.65
Customer Deposits			154,500.00	0.00
HBC - Line of Credit 0100			0.00	600,000.00
Inventory Payable -JC Shanghai		0.00	0.00	0.00
Loan - PayPal Working Cap		38,178.35	0.00	0.00
Other Payroll Liabilities	0.00	0.00	10,103.16	806.24
PayPal Loan				0.00
Payroll Tax Payable	10.40	10.40	10.40	0.00
Sales Tax Payable	0.00	0.00	0.00	0.00
Shareholder Loan - Amie	0.00	0.00	0.00	50,000.00
Shareholder Loan - Mitzi	0.00	0.00	0.00	33,000.00
State/Local Income Tax Payable			13,219.50	12,419.50
Total Other Current Liabilities	**$226.40**	**$67,528.08**	**$289,150.43**	**$806,389.56**
Total Current Liabilities	**$138,215.02**	**$196,141.39**	**$541,770.60**	**$1,240,156.66**

	JAN - DEC 2016	JAN - DEC 2017	JAN - DEC 2018	JAN - DEC 2019
Long-Term Liabilities	$267,814.61	$68,954.44	$284,524.99	$214,408.99
Total Liabilities	$406,029.63	$265,095.83	$826,295.59	$1,454,565.65
Equity	$207,773.25	$1,401,539.27	$1,694,086.64	$765,885.83
TOTAL LIABILITIES AND EQUITY	$613,802.88	$1,666,635.10	$2,520,382.23	$2,220,451.48